Date: January 22, 2015

Contact: William W. Traynham, Chief Financial Officer
434-773-2242
traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS FOURTH QUARTER AND YEAR END 2014 EARNINGS

Q4 net income of $2.9 million and diluted EPS of $0.37
Net interest margin of 3.59% for Q4 2014
Nonperforming assets 0.46% of total assets
Average shareholders' equity of $174 million is 13.04% of average assets
Loan growth was $24 million (3.0%) for Q4; $46 million (5.8%) for 2014
MainStreet BankShares Inc. ("MainStreet") merger related expense was $512,000 for Q4; $780,000 for 2014.

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced fourth quarter 2014 net income of $2,890,000 compared to $3,143,000 for the fourth quarter of 2013, a $253,000 or 8.0% decrease. Diluted earnings per share were $0.37 for the 2014 quarter compared to $0.40 for the 2013 quarter. Net income for the fourth quarter of 2014 produced a return on average assets of 0.86%, a return on average equity of 6.63%, and a return on average tangible equity of 9.12%.

Net income for 2014 was $12,741,000 compared to $15,747,000 for 2013, a $3,006,000 or 19.1% decrease. Diluted earnings per share were $1.62 for 2014 compared to $2.00 for 2013.

Earnings for 2014 and 2013 were favorably impacted by the July 2011 merger between American National and MidCarolina Financial Corporation ("MidCarolina"). However, that benefit is rapidly diminishing as loan related accretion income declines period to period. Total pretax impact of the MidCarolina merger for the 2014 quarter was $378,000 compared to $1,344,000 for the 2013 quarter. Total pretax impact of the MidCarolina merger for 2014 was $1,744,000 compared to $6,265,000 for 2013.

Financial Performance and Overview

Jeffrey V. Haley, President and Chief Executive Officer, reported, "American National had a great year in 2014.

"The lead story for 2014 is growth in our loan portfolio. At December 31, 2014, American National had $840,925,000 in loans compared to $794,671,000 at December 31, 2013, an increase of $46,254,000 or 5.8%. This is the largest organic growth rate we've experienced in the past five years.

"At December 31, 2014, American National had $1,075,837,000 in deposits compared to $1,057,675,000 at December 31, 2013, an increase of $18,162,000 or 1.7%. The deposit growth was good in non-maturity (core) deposits. We are continuously attempting to grow core deposits and their affiliated relationships, but the challenge in this ongoing low rate environment is to do that in a cost effective and competitive manner. Our cost of interest bearing deposits for the fourth quarter was 0.56%, compared to 0.63% for the 2013 quarter. In 2015, we expect to see increasing competition for core and time deposits as banks experience higher growth rates in earning assets.

"On the income statement side, our net income for the fourth quarter was $2,890,000, down from $3,143,000 in the 2013 quarter, a decrease of $253,000 or 8.0%.

"We had several large drivers that impacted quarterly results. The pretax net income impact of the MidCarolina merger declined $966,000, the expected result of continuing declines in accretion income; we provided an additional $250,000 in loan loss provision, related to loan growth; we had an $859,000 decrease in employee benefits expense, mostly related to the volatility of pension related costs; we had a $750,000 decrease in foreclosed real estate expense; and we incurred $512,000 in merger related costs related to the MainStreet acquisition.

"Our net income for 2014 was $12,741,000, down from $15,747,000 for 2013, a decrease of $3,006,000 or 19.1%. Results for the year were impacted in a very similar manner to quarterly results.

"I have been and continue to be an optimist about the future of American National. Growth in our balance sheet over the past year reinforces and validates that optimism. The recently closed merger with MainStreet and its subsidiary bank, Franklin Community Bank, also reinforces that optimism. We are very excited about the opportunities that merger presents to us.

Haley concluded, "We are continuing our quest for high quality organic growth, and at the same time preparing American National for the next appropriate strategic acquisition opportunity that may arise."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

For the quarter ended December 31, 2014, average shareholders' equity was 13.04% of average assets, compared to 12.67% at December 31, 2013.

Book value per common share was $22.07 at December 31, 2014, compared to $21.23 at December 31, 2013.

Tangible book value per common share was $16.86 at December 31, 2014, compared to $15.89 at December 31, 2013.

Credit Quality Measurements

Non-performing assets ($4,112,000 of non-performing loans and $2,119,000 of foreclosed real estate) represented 0.46% of total assets at December 31, 2014, compared to 0.65% at December 31, 2013.

Annualized net charge offs to average loans were twenty two basis points (0.22%) for the 2014 fourth quarter, compared to 4 basis points (0.04%) for the same quarter in 2013. The quarterly increase was mostly related to a partial charge off of a single commercial loan relationship that had previously been identified by management and for which the bank held a specifically allocated reserve equal to the charge off amount.

Net charge offs to average loans were seven basis points (0.07%) for 2014 compared to net recoveries of two basis points (-0.02%) for 2013.

The allowance for loan losses as a percentage of total loans was 1.48% at December 31, 2014 compared to 1.59% at December 31, 2013. The allowance has been impacted by loan growth of over $46 million or 5.8% during the year and mitigated by improving economic indicators and continued strong asset quality metrics.

Other real estate owned was $2,119,000 at December 31, 2014, compared to $3,422,000 at December 31, 2013, a decrease of $1,303,000 or 38.1%.

Merger related financial impact

The fair value adjustments related to the 2011 merger with MidCarolina continue to have a favorable, but rapidly declining, impact on earnings. The following chart shows the financial impact of the MidCarolina merger on pretax earnings for the quarters and the years presented.

	Three months ended December 31,		Twelve months ended December 31,	
	2014	2013	2014	2013
Net interest income impact				
Loan accretion	$ 313	$ 689	$ 1,608	$ 4,601
Loan accretion - PCI loans	323	922	1,185	2,635
Debt	(31)	(30)	(124)	154
Net interest income	$ 605	$ 1,581	$ 2,669	$ 7,390
Non interest expense impact				
Amortization of core deposit intangible	$ (227)	$ (237)	$ (925)	$ (1,125)
Pre-tax income impact	$ 378	$ 1,344	$ 1,744	$ 6,265

$ in thousands

Quarterly pretax income was negatively impacted by $966,000 and pretax income for the year was negatively impacted $4,521,000. Management anticipates that the impact of the MidCarolina merger will continue to diminish in 2015.

The MainStreet merger is expected to result in much less accretion income than the MidCarolina merger, due to MainStreet's asset size and the reduction in the credit mark because of the improvement in overall credit conditions over the past three years.

Net Interest Income

Net interest income before provision for loan losses decreased to $10,455,000 in the fourth quarter of 2014 from $11,505,000 in fourth quarter of 2013, a reduction of $1,050,000 or 9.1%.

For the 2014 quarter, the net interest margin was 3.59% compared to 4.00% for the same quarter in 2013, a decrease of 41 basis points (10.25%). This decline was driven by falling yields on earning assets, lower levels of accretion income, and was partially mitigated by reduced cost of interest bearing liabilities.

Provision expense

Provision expense for the fourth quarter of 2014 was $250,000 compared to zero for the fourth quarter of 2013.

The need for additional provision expense has driven primarily by an over $24 million or 3.0% loan growth since the third quarter 2014, though it was partially mitigated by improving economic conditions and continuing strong asset quality metrics.

Noninterest Income

Noninterest income totaled $2,792,000 in the fourth quarter of 2014, compared with $2,604,000 in the fourth quarter of 2013, an increase of $188,000 or 7.2%. The increase was mostly related to an improvement in brokerage income and SBIC related income distributions.

Noninterest Expense

Noninterest expense totaled $8,943,000 in the fourth quarter of 2014, compared to $9,904,000 in the fourth quarter of 2013, a decrease of $961,000 or 9.7%.

Employee benefits expense was favorably impacted by a $747,000 reduction in pension expense. Pension expense is impacted by market interest rates and participant decisions regarding distributions, which are difficult to predict.

Foreclosed real estate expense was favorably impacted by a $750,000 reduction in costs. This favorable variance was related in part to the decrease in the overall volume of foreclosed real estate, which declined $1,303,000 or 38.1% during the year.

Merger related expense related to the MainStreet acquisition was $512,000 during the 2014 quarter. Management anticipates that merger related expenses will be larger in the first and second quarters of 2015.

About American National

As of January 1, 2015, with the closing of the acquisition of MainStreet BankShares, Inc., American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.5 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 27 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $661 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.